PROSPECTUS SUPPLEMENT
To Prospectus dated July 23, 1997
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                                  $100,000,000


                         ANHEUSER-BUSCH COMPANIES, INC.

                     5-3/8% Notes Due September 15, 2008

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Interest on the Notes is payable  semi-annually  on March 15 and September 15 in each year, commencing March 15, 1999.

The Notes will mature on September 15, 2008. The Notes are not redeemable prior to maturity and are not subject to any sinking fund.

The Notes will be unsecured and will rank equally with all other unsecured and unsubordinated obligations of the Company.

The Notes will be represented by one or more Global Notes registered in the name of DTC's nominee. Beneficial interests in the Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC (in respect of its participants) and its participants. Except as described in the accompanying Prospectus, Notes in definitive form will not be issued. Settlement for the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Book-Entry Securities" in the accompanying Prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       Price to            Underwriting             Proceeds to
                      Public(1)            Discount (2)           Company(1)(3)
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Per Note                99.518%                   .650%                 98.868%
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Total               $99,518,000                $650,000             $98,868,000
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(1)  Plus accrued interest, if any, from September 24, 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(3)  Before deducting expenses payable by the Company estimated at $100,000.

The Notes are offered by the Underwriters subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form through the facilities of The Depository Trust Company on or about September 24, 1998.

Warburg Dillon Read LLC
                              Goldman, Sachs & Co.
                                                               J.P. Morgan & Co.

          The date of this Prospectus Supplement is September 21, 1998.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE DEBENTURES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                          ----------------------------

                              DESCRIPTION OF NOTES

     The Notes offered hereby by Anheuser-Busch Companies, Inc. (the "Company") are to be issued under an Indenture dated as of August 1, 1995 (the "Indenture") between the Company and The Chase Manhattan Bank, as Trustee, which is more fully described in the accompanying Prospectus under "Description of Debt Securities".

     The Notes will bear interest at the rate of 5-3/8% per annum from September 24, 1998, payable semi-annually on each March 15 and September 15. Interest will be paid to the persons in whose names the Notes are registered at the close of business on the March 1 or September 1 preceding the payment date.

     The Notes will be issued in book-entry form, as a single Note registered in the name of the nominee of The Depository Trust Company, which will act as Depositary, or in the name of the Depositary. Beneficial interests in book-entry Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as described in the accompanying Prospectus under "Book-Entry Securities", owners of beneficial interests in a global Note will not be considered the Holders thereof and will not be entitled to receive physical delivery of Notes in definitive form.

     The Notes will not be redeemable prior to maturity and will not be subject to any sinking fund.

                               RECENT DEVELOPMENTS

     On September 14, 1998, the Company consummated the exercise of its option to purchase an additional 13.25% ownership in the operating subsidiary of Grupo Modelo, S.A. de C.V. ("Grupo Modelo"), for approximately US$556 million from certain shareholders of Grupo Modelo. Following this investment, the Company holds, directly and indirectly, 50.2% of Grupo Modelo and its subsidiaries, and the Company's total investment is approximately US$1.6 billion. The prior controlling shareholders will continue to have management control of Grupo Modelo and its subsidiaries.

     Grupo Modelo is Mexico's number one brewer and the leading exporter of beer in Mexico. Its best known brand, Corona, is the leading imported beer in the United States.

                                  UNDERWRITING

       The names of the Underwriters of the Notes, and the principal amount thereof which each has severally agreed to purchase from the Company, subject to the terms and conditions specified in the Underwriting Agreement dated January 7, 1998 and the related Terms Agreement dated September 21, 1998, are as follows:


        Principal Amount                             Underwriter
        of Notes

        Warburg Dillon Read LLC ..............    $  60,000,000

        Goldman, Sachs & Co. .................       20,000,000

        J.P. Morgan Securities Inc. ..........       20,000,000
                                                  -------------

                                         Total    $ 100,000,000
                                                  =============

     Warburg Dillon Read LLC is the lead manager. Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are co-managers.

     If any Notes are purchased by the Underwriters, all Notes will be so purchased. The Underwriting Agreement contains provisions whereby, if any Underwriter defaults in an obligation to purchase Notes and if the aggregate obligations of all Underwriters so defaulting do not exceed $10,000,000 principal amount of Notes, the remaining Underwriters, or some of them, must assume such obligations.

     The Notes are being initially offered severally by the Underwriters for sale directly to the public at the price set forth on the cover hereof under "Price to Public" and to certain dealers at such price less a concession not in excess of .40% of the principal amount. The respective Underwriters may allow, and such dealers may reallow, a concession not exceeding .25% of the principal amount on sales to certain other dealers. The offering of Notes is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of Notes. After the initial public offering, the public offering price and other selling terms may be changed by the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Mr. Peter M. Flanigan, an advisory director of the Company, is an advisor to Warburg Dillon Read LLC. Warburg Dillon Read LLC and certain of its affiliates have provided from time to time, and expect in the future to provide, investment and commercial banking services to the Company, for which they have received and will receive customary fees and commissions.

     Mr. Douglas A. Warner III, a director of the Company, is the President, Chief Executive Officer and Chairman of the Board of Directors of J.P. Morgan & Co. Incorporated, the parent corporation of J.P. Morgan Securities Inc. In the ordinary course of their respective businesses, J.P. Morgan Securities Inc. and certain of its affiliates have engaged, and expect in the future to engage, in investment banking or commercial banking transactions with the Company.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Notes described in this Prospectus Supplement. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or a solicitation of an offer to buy such Notes in any circumstances in which such offer or solicitation is unlawful. Neither the deliver of this Prospectus Supplement or the Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since their respective dates or that the information contained or incorporated by reference herein or therein is correct as of any time subsequent to their respective dates.



                                TABLE OF CONTENTS
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                              Prospectus Supplement


               Description of Notes.......................... S-2

               Recent Developments........................... S-2

               Underwriting.................................. S-3


                                   Prospectus

               Available Information......................... 2

               Incorporation of Documents by Reference....... 2

               The Company................................... 3

               Use of Proceeds............................... 3

               Description of Debt Securities................ 3

               Book-Entry Securities......................... 9

               Plan of Distribution.......................... 10

               Legal Opinion................................. 11

               Experts....................................... 11

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PROSPECTUS SUPPLEMENT                                         September 21, 1998



                                  $100,000,000

                                [GRAPHIC OMITTED]

                            ANHEUSER-BUSCH COMPANIES

                                  5-3/8% Notes
                             Due September 15, 2008



                             Warburg Dillon Read LLC
                              Goldman, Sachs & Co.
                                J.P. Morgan & Co.